UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan

4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒         Form 40-F ☐

On November 19, 2024, XTL Biopharmaceuticals Ltd. (the “Company”) filed a Current Report on Form 6-K announcing that pursuant to a settlement agreement with Mr. Tal Klinger, the chief executive officer of its wholly owned subsidiary The Social Proxy Ltd. (the “Social Proxy”) and the previous shareholders of the Social Proxy (the “Shareholders”), the Shareholders, among other things, shall be entitled to elect one (1) director to the Board of Directors of the Company (the “Board”) instead of two (2) directors as originally agreed.

On February 3, 2025, Directors Tal Klinger and Yair Redl, each Social Proxy appointees to the Board, presented their resignations from the Board. Messrs. Tal Klinger’s and Yair Redl’s decisions to resign from the Board were not due to any disagreement with the Company or its management. The Company currently has no representatives from the Social Proxy on the Board. The Shareholders retain the right to elect one (1) director to the Board.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company holds 100% of the share capital of The Social Proxy Ltd. (the “Social Proxy”), a web data company and has an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE), which it has decided to explore collaboration with a strategic partner to develop.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

About THE SOCIAL PROXY LTD.

The Social Proxy is a web data AI company, developing and powering, a unique ethical, IP based, proxy data extraction platform for AI & BI Applications at scale.

The company’s self-developed an innovative, next-generation proxy technology with unlimited IPs, and faster than any other solution currently at the market. The Social Proxy’s proxy technology does NOT source other users IP and is a real ethical solution.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: info@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 3, 2025	By:	/s/ Shlomo Shalev

Chief Executive Officer

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